SO 6/2/04

VF 6-2-04

04016783

SI ... S COMMISSION
549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAY 28 2004
WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/03** (MM/DD/YY) AND ENDIN **03/31/04** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyoming Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 East First Street
(No. and Street)

Casper	**Wyoming**	**82602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Bratton, CFO **(307) 235-6200**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name)*

123 West First Street	**Casper**	**Wyoming**	**82602**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Richard J. Bratton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wyoming Financial Securities, Inc.**, as of **March 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

NOTARY PUBLIC
LINDA R. VINCENT
COUNTY OF NATRONA
STATE OF WYOMING
My Commission Expires Feb 2, 2005

Signature

Financial Operations Principal
Title

Linda R. Vincent
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

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CONTENTS

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PORTER, MUIRHEAD, CORNIA & HOWARD
(A Corporation of Certified Public Accountants)
123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Wyoming Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Wyoming Financial Securities, Inc., (a wholly-owned subsidiary of WERCS) as of March 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wyoming Financial Securities, Inc. as of March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and our independent auditor's report are for the internal use and regulatory requirements of Wyoming Financial Securities, Inc., its Board of Directors, and its management and should not be used or relied upon by any other party for any purpose. Additional users of these financial statements and our independent auditor's report are hereby advised that the liability of Porter, Muirhead, Cornia & Howard to third party users who use or rely on this information may be limited pursuant to 1995 Wyoming Session Laws, Chapter 155 creating Wyoming Statute §33-3-201.

Porter, Muirhead, Cornia & Howard

PORTER, MUIRHEAD, CORNIA & HOWARD
Certified Public Accountants

April 29, 2004

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2004

ASSETS		
Cash and cash equivalents	$	35,174
Due from clearing organization		671,743
Certificate of deposit		102,250
Deposit with clearing organization		100,000
Commissions receivable from mutual fund companies and others		5,729
Investments		2,475
Furniture and equipment, net		73,786
Other assets		59,464
	$	1,050,621

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payables		
Commissions	$	75,969
Trade		13,975
Affiliate companies		3,159
Accrued expenses		13,348
Payable to the parent company		56,966
Capital lease note payable		15,244
Note payable to the clearing organization including accrued interest of $6,222		139,555
Deferred income tax liability		11,775
Total liabilities		329,991
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		717,000
Additional paid-in-capital		1,390,501
Accumulated deficit		(1,386,871)
Total stockholder's equity		720,630
	$	1,050,621

See accompanying notes to the financial statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

Wyoming Financial Securities, Inc. (the "Company") is a wholly-owned subsidiary of WERCS conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the State of Wyoming and St. Louis, Missouri.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

Accounting estimates: The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include all cash, money market accounts, certificate of deposits with ongoing maturities of 3 months or less and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Property and equipment: Property and equipment is stated at cost. Depreciation of furniture, fixtures, and computers is computed using the declining balance method over estimated useful lives of five to ten years.

Income taxes: For income tax purposes, Wyoming Financial Securities, Inc. is included in a consolidated return with its parent holding company and other subsidiaries.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising costs: The Company expenses advertising costs as incurred. The Company's advertising cost for the year ended March 31, 2004 was $21,338.

Note 2. Other Assets

At March 31, 2004, the Company's other assets included the following:

Prepaid expenses	$	33,500
Employee advances		9,695
Interest receivable		554
Deposits		8,715
Receivable from an affiliated company		7,000
	$	59,464

Note 3. Furniture and Equipment

At March 31, 2004, the Company had the following furniture and equipment:

Furniture, fixtures and office equipment, including an asset acquired under a capital lease in the amount of $18,156 (Note 10)	$	155,716
Computers		119,988
		275,704
Less accumulated depreciation, including $3,328 applicable to an asset acquired under a capital lease		201,918
	$	73,786

Note 4. Note Payable to the Clearing Organization

At March 31, 2004, the Company had an outstanding note payable to the clearing organization in the amount of $133,333. The note payable is due in two annual installments of $66,667 plus accrued interest at 8%. Each annual installment of principal and interest will be forgiven and deemed paid by the Company if the Company's Clearing Agreement assigned on September 19, 2002 to the clearing organization remains in full force. During the fiscal year ended March 31, 2004, the Company recorded income from forgiveness of debt in the amount of $82,667, which includes $16,000 of interest.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2004, the Company had net capital and minimum net capital requirements of approximately $567,668 and $250,000, respectively. The Company's net capital ratio was .58 to 1.

Note 6. Income Tax Matters

For income tax purposes, the Company has elected to file consolidated tax returns with its parent company. For purposes of these financial statements, the Company computes current and deferred income taxes using the separate return method. The income tax (expense) benefit obtained by the consolidated members from the separate return method has been recognized in the accompanying financial statements.

Net deferred tax liabilities consisted of the following component as of March 31, 2004:

Deferred tax asset		
Net operating loss carryforward	$	3,361
Deferred tax liability		
Property and equipment		(15,136)
	$	(11,775)

As of March 31, 2004, the Company has a net operating loss carryover of approximately $11,254, which is available to reduce separate return taxable income in future years. If not utilized, this carryover will expire in 2017.

Note 7. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8. Defined Contribution Retirement Plan

The Company's parent, WERCS, established an Employee Stock Ownership Plan, which provides for the participation of subsidiary employees, including those of the Company. All of the Company's employees with at least one year of service are eligible for the plan at the next plan entry date. Contributions of $150,671 were charged to operations for the year ended March 31, 2004.

Note 9. Related Party Transactions

To take advantage of economies of scale, the parent company, WERCS, contracts for services such as payroll processing, telephone, property and equipment leasing, insurance and other, with various vendors, and subsidiaries reimburse WERCS for the cost of these services. During the year ended March 31, 2004, the Company reimbursed the parent company or its designated related management company approximately $1,200,000 for salaries, benefits, commissions and payroll tax expenses, $40,000 for property rental (see Note 10), and $44,000 for other miscellaneous expenses.

Note 10. Lease Commitments

The Company leases its Casper, Jackson, and St. Louis offices under operating lease agreements, expiring July 2007, May 2005, and December 2005, respectively. The Casper office is leased from an affiliated company. The total minimum rental commitment at March 31, 2004 under these leases is $96,487 which is due as follows:

During the year ending March 31:	Other	Affiliated Company
2005	$ 39,946	$ 12,203
2006	28,068	12,203
2007	-	4,067
	$ 68,014	$ 28,473

In addition, the Company leases copying equipment under two operating lease agreements, expiring June 2006 and November 2007, respectively, and have one capital lease, expiring April 2008. The total minimum lease commitment at March 31, 2004 under these leases is $29,308 which is due as follows:

During the year ending March 31:	Operating	Capital
2005	$ 4,663	$ 4,388
2006	4,663	4,388
2007	2,952	4,388
2008	1,786	4,388
2009	-	367
	14,064	17,919
less interest expense	-	2,675
	$ 14,064	$ 15,244

Note 11. *Litigation*

During the year, the Company settled a suitability action brought against one of their brokers by a former customer. The Company settled this claim for $38,000. This amount was accrued at March 31, 2003.

During the year ended March 31, 2004, the Company and two of its brokers entered into an arbitration conducted by National Association of Securities Dealers, Inc. with a former customer. The former customer has alleged improper trading and monitoring activities by the Company. Management believes this claim is without merit or basis and intends to vigorously defend it. The Company's legal counsel is unable at this time to evaluate an outcome, adverse or otherwise because discovery has not been completed yet. Should an adverse outcome occur, the parent company would make a capital contribution to maintain net capital levels required by U.S. Securities and Exchange Commission (SEC).

The SEC commenced an informal investigation of option or margin trading done by two brokers of the Company in January 2003. The Company provided the SEC with all information requested and interviews of the two brokers were conducted in May 2003. As of March 31, 2004, no formal charges have been brought against the Company.

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